FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December 2012

RadView Software Ltd.
 (Translation of Registrant's Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

RADVIEW SOFTWARE LTD. ANNOUNCES ANTICIPATED DATE TO DEREGISTER ITS ORDINARY SHARES AND SUSPEND ITS FILING OBLIGATIONS

Rosh Ha’ayin, Israel, December 3, 2012 – RadView Software Ltd.  (the "Company", "RadView") (OTCBB: RDVWF), announced today, that it intends to file a Form 15 with the SEC on December 31, 2012. The Company anticipates that termination of registration of its ordinary shares will become effective 90 days following the filing of the Form 15. Upon filing of Form 15, the Company's obligation to file certain reports, including Form 20-F and Form 6-K, with the SEC, will immediately be suspended.

The Company previously announced its intention to deregister its ordinary shares pursuant to a Form 6-K filed on July 5, 2012.

RadView has not arranged for any other U.S. listing or registration on any other exchange or quotation medium within the United States.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant)

By:	/s/ Guy Yasur
Guy Yasur
Chief Financial Officer

Dated: December 3, 2012